Exhibit 99.2

Crédit Agricole Consumer Finance and Fiat Chrysler Automobiles extend their FCA Bank joint venture until December 2024

Crédit Agricole Consumer Finance, a leading consumer finance group in Europe, and Fiat Chrysler Automobiles Italy (“FCA”), a global automaker agreed on 19 July 2019 to extend their 50:50 joint venture company FCA Bank until 31 December 2024.

The renewal of the partnership between Crédit Agricole Consumer Finance and FCA lays the grounds to further enhance FCA Bank's profitability by continuing in its offer of best-in class financial services.

The terms of the renewed agreement will allow for an expansion of FCA Bank’s rental and innovative mobility offer with the aim to further enlarge FCA Bank’s product range. In other respects the terms of the renewed agreement are substantially the same as those of the agreement in force, under which, FCA Bank more than doubled its volumes and more than tripled its net results from the start of this partnership, while efficiently managing its costs and risks. In order to preserve FCA Bank’s value and long term viability the agreement will be automatically renewed unless notice of non-renewal is provided no later than three years before end of the term. Consistent with the current agreement, a notice of non-renewal would trigger certain put and call rights potentially leading to the acquisition of FCA Bank by FCA to preserve its support to FCA business; if such rights are not exercised, the agreement will last until 31 December 2024.

With 18 markets and 18 brands managed, FCA Bank is a leading player in Europe for financial solutions dedicated to the automobile sector. FCA Bank obtained a full banking license in 2015. FCA Bank offers a complete range of financial products and services to FCA Group brands and various other prestigious Automotive Groups that include Jaguar Land Rover, Ferrari, Aston Martin and Morgan; its portfolio of partners also includes the Erwin Hymer Group, Europe’s largest manufacturer of motorhomes and caravans as well as well-known motorcycle manufacturers, such as Harley Davidson and MV Agusta

Massy/London, 19 July 2019

MEDIA CONTACTS:

CA Consumer Finance:     +33 (0)1 87 38 09 75 - presse@ca-cf.fr

Fiat Chrysler Automobiles:     +39 011 00 63088 - mediarelations@fcagroup.com

FCA Bank:             +39 011 0030743 - valentina.lugli@fcagroup.com

About Crédit Agricole Consumer Finance

Crédit Agricole Consumer Finance, Crédit Agricole SA's consumer credit subsidiary, distributes a broad range of consumer credit and related services for distribution channels as a whole: direct sales, point-of-sale financing (automobile and home appliances) and partnerships. Present alongside major distribution, specialised distribution and institutional brands in the various countries where it operates, Crédit Agricole Consumer Finance is a key partner in business. Crédit Agricole Consumer Finance managed €88.5 billion in outstanding loans at 31 December 2018. Learn more: www.ca-consumerfinance.com

About FCA

Fiat Chrysler Automobiles (FCA) is a global automaker that designs, engineers, manufactures and sells vehicles in a portfolio of exciting brands, including Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep®, Lancia, Ram and Maserati. It also sells parts and services under the Mopar name and operates in the components and production systems sectors under the Comau and Teksid brands. FCA employs nearly 200,000 people around the globe. For more information regarding FCA, please visit www.fcagroup.com.

About FCA Bank

FCA Bank is a bank engaged mainly in car finance, with the objective of meeting any mobility requirement also through its Leasys subsidiary. It is an equally held joint venture between FCA Italy, a company of global car manufacturer Fiat Chrysler Automobiles N.V. and Crédit Agricole Consumer Finance, a company of the Crédit Agricole group, a leader in consumer lending. FCA Bank provides financing products to support the sales of prestigious automobile brands in Italy and in Europe. The credit, leasing, rental and mobility financing programs provided by FCA Bank are designed specifically for dealer networks, individuals and corporate fleets. FCA Bank operates through subsidiaries and branches in 17 European countries and in Morocco. At 31 December 2018, FCA Bank had a loan and lease portfolio of approximately €27 billion. For more information: www.fcabankgroup.com

FCA FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements are based on the FCA Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, uncertainties as to whether the proposed business combination will be agreed or consummated or as to the timing thereof as well as the realization of the anticipated synergies therefrom, and many other risks and uncertainties, most of which are outside of the FCA Group’s control. FCA and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements. Forward-looking statements speak only as of the date they are made. FCA does not assume any obligation to update any public information or forward-looking statement in this communication to reflect new information, future events or circumstances or for any other reason after the date of this communication, except as may be required by applicable laws, and any opinion expressed in this press release is subject to change without notice. FCA shall not have any obligation to correct any inaccuracies therein or omissions therefrom which may become apparent.